ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER 2012 RESULTS

Revenues Growth Accelerates to 3%

with Growth in All Segments;

Customer Base Grows with 58,000 Postpaid Net Subscriber Additions in Wireless and

7,000 Total Service Units in Cable;

Adjusted Operating Profit Grows 7% and Earnings Per Share Up 33%

Reflecting Top Line Growth and Continued Cost Efficiency Improvements;

Annualized Dividend Rate Increases 10% to $1.74 Per Share

TORONTO (February 14, 2013) — Rogers Communications Inc., one of Canada’s leading diversified communications and media companies, today announced its unaudited consolidated financial and operating results for the three months and twelve months ended December 31, 2012, in accordance with International Financial Reporting Standards (“IFRS”).

Financial highlights from continuing operations are as follows:

(In millions of dollars, except per share amounts)	Three months ended December 31,			Twelve months ended December 31,
	2012	2011	% Chg	2012	2011	% Chg

Operating revenue	$3,261	$3,155	3	$12,486	$12,346	1
As adjusted(1):
Operating profit(2)	1,176	1,101	7	4,834	4,739	2
Net income	455	350	30	1,788	1,736	3
Earnings per share	0.88	0.66	33	3.45	3.20	8
Diluted earnings per share	0.88	0.66	33	3.43	3.17	8
Pre-tax free cash flow(1)	296	289	2	2,029	1,973	3

Operating profit(2)	1,109	1,047	6	4,665	4,608	1
Net income	529	335	58	1,732	1,590	9
Earnings per share	1.03	0.63	63	3.34	2.93	14
Diluted earnings per share	1.02	0.63	62	3.32	2.91	14

(1)	For details on the determination of the ‘adjusted’ amounts and pre-tax free cash flow, which are non-GAAP measures, see the section “Key Performance Indicators and Non-GAAP Measures”.
(2)

Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with IFRS. See the section “Key Performance Indicators and Non-GAAP Measures” for a reconciliation of operating profit and adjusted operating profit to operating income.

“We exited 2012 with accelerating growth across our asset mix and with continued improvements in the strength of our key metrics,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications Inc. “It was a record quarter for smartphone sales in our Wireless business where data revenue growth continues to accelerate. Our Cable division executed well with strong Internet growth and industry-leading margins, and our Media business continued to improve and grow. Importantly, we achieved or exceeded all of our full year financial guidance metrics and are well positioned for 2013.”

Rogers Communications Inc.	1	Fourth Quarter 2012

Highlights of the fourth quarter of 2012 include the following:

Top Line Growth Accelerated

•

Consolidated revenue growth of 3% was driven by Wireless network revenue growth of 4%, Wireless equipment revenue growth of 13%, Cable revenue growth of 2%, and Media revenue growth of 1%, partially offset by declines at Rogers Business Solutions compared to the same quarter last year.

•

Wireless data revenue grew by 21% which, combined with a continued slowing in the rate of decline of voice ARPU, helped drive a 2.8% increase in blended ARPU. Wireless data revenue now comprises 42% of Wireless network revenue. Wireless activated and upgraded 940,000 smartphones, of which approximately 29% were for subscribers new to Wireless. This is the highest number of smartphone activations and upgrades in Rogers’ history and resulted in subscribers with smartphones now representing 69% of the overall postpaid subscribers. Wireless also recorded a continued reduction in postpaid churn on a year-over-year basis.

Continued Cost Efficiency Gains Drive Profit Growth and Margin Expansion

•

Consolidated adjusted operating profit increased by 7% with a 3% increase at Wireless, a 4% increase at Cable, a 35% increase at RBS, and a 70% increase at Media compared to the same quarter last year. The increase in Media adjusted operating profit was largely driven by lower programming costs associated with the recently concluded NHL player lockout in addition to cost efficiencies.

•

Consolidated margins of 36.1% were up 117 basis points, driven by strong adjusted operating profit margins of 40.2% and 49.4% at Wireless and Cable, respectively, reflecting revenue growth combined with solid execution against cost reduction and simplification efforts. Adjusted net income improved 30% from the same quarter last year and adjusted diluted earnings per share of $0.88 was up 22 cents or 33% year-over-year.

Continued to Enhance our Leading Networks to Monetize Rapid Data Growth

•

Expanded Canada’s first wireless Long-Term Evolution (“LTE”) 4G broadband network to now cover approximately 60% of the Canadian population, and Rogers currently offers the largest selection of LTE devices of any carrier in Canada. LTE is a next generation wireless technology that enables unparalleled connectivity, capable of speeds that are about four times faster than HSPA+ with peak potential download rates of up to 150 Megabits per second (“Mbps”).

•

Cable continued to increase the Internet speeds available to its customers, boosting the “Ultimate tier” download speed from 75 Mbps to 150 Mbps across approximately 90% of its footprint. Cable continues to make significant network investments to deliver the fastest Internet speeds available to the most homes.

•

Subsequent to the end of the fourth quarter of 2012, on January 14, 2013, we announced a multipart strategic transaction with Shaw Communications (“Shaw”) to acquire Shaw’s cable system in Hamilton, Ontario and secure an option to purchase Shaw’s Advanced Wireless Services (“AWS”) spectrum holdings in 2014. We will also sell to Shaw our one-third interest in specialty channel TVtropolis and enter into negotiations with Shaw for the provision of certain services in Western Canada. Rogers’ net cash investment is expected to total approximately $700 million if all aspects of the transaction are approved.

Customer Experience Further Enriched

•

Wireless and Canadian Imperial Bank of Commerce announced the completion of the first point-of-sale mobile credit card transaction in Canada using the secure SIM card inside an NFC-enabled smartphone. This historic first mobile transaction – enabled by Rogers’ innovative network platform – has put Canada on the world stage as a global leader in mobile commerce. Rogers is the Canadian leader in driving the capabilities and adoption of mobile commerce.

•

Cable further enhanced its NextBox 2.0 platform with the new Rogers Anyplace TV Home Edition application for tablets and smartphones. The new application makes it possible to use advanced search, a virtual remote control, live stream news, sports and entertainment, and remotely manage and set PVR content, all on a tablet from a single app. Rogers is the first Canadian telecommunications company to offer an integrated remote personal video recorder (“PVR”) management and live TV streaming experience on tablets.

Rogers Communications Inc.	2	Fourth Quarter 2012

Media Boosts Growth Consistent with Sports and Local Content Focus

•

Media closed the acquisition of theScore Television Network and related television assets into a trust pending final approval from the Canadian Radio-television Telecommunications Commission (“CRTC”). theScore is a national specialty TV service providing sports news, information, highlights and live event programming, and is Canada’s third largest specialty TV sports channel with 6.6 million subscribers. The acquisition builds on Rogers’ rich history in sports broadcasting and reinforces its commitment to delivering premium sports content to its audiences on their platform of choice. Subject to final regulatory approval, anticipated in the first half of fiscal 2013, the network will be rebranded under the Sportsnet umbrella.

•

In December 2012, Media received approval from the CRTC to acquire CJNT-TV Montreal (“Metro14 Montreal”). The transaction closed in early February 2013 and the station was re-launched as City Montreal in this key Quebec market. With the acquisitions and agreements put in place during 2012, City’s reach has increased by more than 20% to over 80% of Canadian households.

•

The Toronto Blue Jays made several off-season all-star calibre player acquisitions and a series of other moves which provide the team with significantly enhanced depth. The 2012 season demonstrated a renewed appetite for baseball in the City of Toronto, which was apparent in the growth of ticket and merchandise sales, as well as audience viewing. The growing revenue enabled these additional investments which are consistent with Rogers Media’s sports-focused strategy to significantly improve game attendance, merchandising and Sportsnet ratings.

Balance Sheet Strength Further Reinforced with Continued Healthy Cash Flow Generation, Increased Liquidity and Lower Cost of Borrowing

•

Generated $296 million of consolidated pre-tax free cash flow in the quarter, an increase of 2% compared to the fourth quarter of 2011, reflecting increased adjusted operating profit, which was partially offset by an increased level of PP&E expenditures. Pre-tax free cash flow per share increased by 6% over the same period last year.

•

Entered into an accounts receivable securitization program, further supplementing our liquidity and sources of funding by up to $900 million. The program was established in December 2012 and the initial funding was received on January 14, 2013.

•	The overall cost of debt has declined to 6.06% from 6.22% at December 31, 2011, and is expected to further decrease in 2013.

Cash Returned to Shareholders Set to Grow with Announcement of Further Dividend Increase

•

In February 2013, the Board of Directors (the “Board”) approved an increase of 10% in the annualized dividend rate from $1.58 to $1.74 per Class A Voting and Class B Non-Voting share, effective immediately, to be paid in quarterly amounts of $0.435. In addition, it has approved a renewed share buyback program for the repurchase of up to $500 million of RCI shares on the open market during the next twelve months.

This earnings release should be read in conjunction with our 2011 Annual MD&A and our 2011 Audited Annual Consolidated Financial Statements and Notes thereto, as well as our 2012 quarterly interim financial statements and our other recent filings with securities regulatory authorities which are available on SEDAR at sedar.com or EDGAR at sec.gov. This earnings release was reviewed by our Audit Committee of the Board.

The financial information presented herein has been prepared on the basis of IFRS for interim financial statements and is expressed in Canadian dollars unless otherwise stated.

As this earnings release includes forward-looking statements and assumptions, readers should carefully review the section of this release entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this earnings release, the terms “we”, “us”, “our”, “Rogers”, “Rogers Communications” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, carried on by our wholly owned subsidiary Rogers Communications Partnership (“RCP”);

•	“Cable”, which refers to our cable communications operations, including cable television, Internet and cable telephony, carried on by RCP;

Rogers Communications Inc.	3	Fourth Quarter 2012

•

“Business Solutions” (“RBS”), which refers to our operations that offer wired telephony, data networking and IP services for Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers carried on by RCP; and

•

“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the City television network, the Sportsnet, Sportsnet ONE, Sportsnet World television networks, The Shopping Channel, the OMNI television stations, Canadian specialty channels, including Outdoor Life Network, The Biography Channel (Canada), G4 Canada, FX (Canada), and CityNews Channel; Digital Media, which provides digital advertising solutions to various websites; Rogers Publishing, which produces more than 50 consumer magazines and professional publications; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries, and is also the stock ticker symbol which the Rogers Communications Inc. shares trade under on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

Rogers Communications Inc.	4	Fourth Quarter 2012

CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts)	Three months ended December 31,			Twelve months ended December 31,
	2012	2011	% Chg	2012	2011	% Chg

Operating revenue
Wireless	$1,920	$1,826	5	$7,280	$7,138	2
Cable	852	838	2	3,358	3,309	1
RBS	88	93	(5)	351	405	(13)
Media	434	428	1	1,620	1,611	1
Corporate items and intercompany eliminations	(33)	(30)	10	(123)	(117)	5
Total operating revenue	3,261	3,155	3	12,486	12,346	1

Adjusted operating profit(1)
Wireless	687	670	3	3,063	3,036	1
Cable	421	403	4	1,605	1,549	4
RBS	27	20	35	89	86	3
Media	75	44	70	190	180	6
Corporate items and intercompany eliminations	(34)	(36)	(6)	(113)	(112)	1
Adjusted operating profit(1)	1,176	1,101	7	4,834	4,739	2

Depreciation and amortization	(453)	(454)	-	(1,819)	(1,743)	4
Finance costs excluding loss on repayment of long-term debt	(176)	(158)	11	(664)	(639)	4
Other income (expense), net	4	(6)	n/m	15	1	n/m
Share of the income of associates and joint ventures excluding gain on spectrum distribution(1)(2)	4	3	33	2	7	(71)
Adjusted net income before income taxes	555	486	14	2,368	2,365	-

Adjusted income tax expense(1)(3)	(100)	(136)	(26)	(580)	(629)	(8)
Adjusted net income(1)	$455	$350	30	$1,788	$1,736	3

Adjusted basic earnings per share(1)	$0.88	$0.66	33	$3.45	$3.20	8
Adjusted diluted earnings per share(1)	0.88	0.66	33	3.43	3.17	8

Adjusted operating profit(1)	$1,176	$1,101	7	$4,834	$4,739	2
Stock-based compensation expense	(57)	(34)	68	(77)	(64)	20
Integration, restructuring and acquisition expenses	(10)	(20)	(50)	(92)	(56)	64
Operating profit(1)	1,109	1,047	6	4,665	4,608	1

Depreciation and amortization	(453)	(454)	-	(1,819)	(1,743)	4
Impairment of assets	(80)	-	n/m	(80)	-	n/m
Operating income	576	593	(3)	2,766	2,865	(3)
Finance costs	(176)	(158)	11	(664)	(738)	(10)
Share of the income of associates and joint ventures	237	3	n/m	235	7	n/m
Income before income taxes	641	432	48	2,352	2,135	10

Income tax expense	(112)	(97)	15	(620)	(545)	14
Net income from continuing operations	529	335	58	1,732	1,590	9
Loss from discontinued operations	-	(8)	n/m	(32)	(27)	19
Net income	$529	$327	62	$1,700	$1,563	9

Basic earnings per share — continuing operations	$1.03	$0.63	63	$3.34	$2.93	14
Diluted earnings per share — continuing operations	1.02	0.63	62	3.32	2.91	14

Basic earnings per share	1.03	0.61	69	3.28	2.88	14
Diluted earnings per share	1.02	0.61	67	3.26	2.86	14

Total additions to PP&E	$707	$653	8	$2,142	$2,127	1
Pre-tax free cash flow(1)	296	289	2	2,029	1,973	3
After-tax free cash flow(1)	39	207	(81)	1,649	1,874	(12)

(1)	See the section “Key Performance Indicators and Non-GAAP Measures”.
(2)	Represents the income of associates and joint ventures of $237 million less the gain on spectrum distribution of $233 million, for the three months ended December 31, 2012.
(3)	Represents income tax expense of $112 million less $12 million related to income tax on adjusted items, for the three months ended December 31, 2012.

 n/m: not meaningful.

Rogers Communications Inc.	5	Fourth Quarter 2012

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue
Network revenue	$1,711	$1,641	4	$6,719	$6,601	2
Equipment sales	209	185	13	561	537	4
Total operating revenue	1,920	1,826	5	7,280	7,138	2

Operating expenses
Cost of equipment(1)	(558)	(465)	20	(1,585)	(1,425)	11
Other operating expenses	(675)	(691)	(2)	(2,632)	(2,677)	(2)
	(1,233)	(1,156)	7	(4,217)	(4,102)	3
Adjusted operating profit(2)	$687	$670	3	$3,063	$3,036	1

Adjusted operating profit margin as
% of network revenue(2)	40.2%	40.8%		45.6%	46.0%

Additions to PP&E	$386	$347	11	$1,123	$1,192	(6)

Data revenue included in network revenue	$727	$600	21	$2,722	$2,325	17

Data revenue as a % of network revenue	42%	37%		41%	35%

(1)	Cost of equipment includes the cost of equipment sales and direct channel subsidies.
(2)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Summarized Wireless Subscriber Results

(Subscriber statistics in thousands,	Three months ended December 31,				Twelve months ended December 31,
except ARPU and churn)	2012	2011	Chg		2012	2011	Chg

Postpaid
Gross additions	387	377	10		1,457	1,449	8
Net additions	58	42	16		268	269	(1)
Total postpaid subscribers(1)	7,846	7,574	272		7,846	7,574	272
Monthly churn	1.40%	1.49%	(0.09	) pts	1.29%	1.32%	(0.03	) pts
Monthly average revenue per user (“ARPU”)(2)	$69.75	$68.63	$1.12		$69.30	$70.26	$(0.96)

Prepaid
Gross additions	131	191	(60)		627	845	(218)
Net additions (losses)	(53)	5	(58)		(170)	109	(279)
Total prepaid subscribers	1,591	1,761	(170)		1,591	1,761	(170)
Monthly churn	3.77%	3.51%	0.26	pts	3.98%	3.64%	0.34	pts
ARPU(2)	$15.83	$16.85	$(1.02)		$15.84	$16.02	$(0.18)

Blended ARPU(2)	$60.48	$58.82	$1.66		$59.79	$60.20	$(0.41)
Data ARPU	25.72	21.51	4.21		24.22	21.21	3.01
Voice ARPU	34.76	37.31	(2.55)		35.57	38.99	(3.42)

(1)	In August 2012, Wireless completed the acquisition of a customer base from a third-party reseller, which increased Wireless’ subscriber base by 4,000 subscribers.
(2)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Wireless Subscribers and Network Revenue

For the three months ended December 31, 2012, Wireless activated and upgraded approximately 940,000 smartphones, compared to approximately 791,000 in the fourth quarter of 2011. This is the highest number of smartphone activations and upgrades in any quarter in Rogers’ history. The smartphones activated and upgraded during the quarter were predominantly iPhone, Android, Windows Mobile and BlackBerry devices, of which approximately 29% were for subscribers new to Wireless. The overall addition of smartphones increased the percentage of subscribers with smartphones to 69% of Wireless’ total postpaid subscriber base at December 31, 2012, compared to 56% as at December 31, 2011. These subscribers generally commit to multi-year term contracts and typically generate significantly higher ARPU.

Rogers Communications Inc.	6	Fourth Quarter 2012

The increase in wireless network revenue for the three months ended December 31, 2012, compared to the corresponding period of 2011, reflects the continued growth of Wireless’ postpaid subscriber base and the increased adoption and usage of wireless data services. In keeping with our strategy, Wireless launched new simplified data-centric price plans this quarter, which will improve the customer experience and the efficiency of our sales and service functions. Wireless has driven year-over-year reductions in postpaid churn in each of the last three consecutive quarters through our continued focus on customer retention and our strategies to strengthen customer experience.

For the three months ended December 31, 2012, wireless data revenue increased to $727 million, a 21% increase from the corresponding period of 2011. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphones, tablet devices and wireless laptops, which drive increased usage of e-mail, wireless Internet access, text messaging, data roaming, and other wireless data services. For the three months ended December 31, 2012, wireless data revenue represented approximately 42% of total network revenue, compared to approximately 37% in the corresponding period of 2011.

The 2.8% year-over-year increase in blended ARPU for the quarter ended December 31, 2012, compared to the corresponding period of 2011, primarily reflects the growth in wireless data revenue, partially offset by another quarter of sequentially moderating declines in wireless voice revenues. The wireless data component of blended ARPU increased by 19.6%, partially offset by a 6.8% decline in the wireless voice component as a result of the heightened level of competitive intensity in the wireless voice service market.

Wireless Equipment Sales

The increase in revenue from equipment sales for the three months ended December 31, 2012, compared to the corresponding period of 2011, primarily reflects the increase in hardware upgrades by existing subscribers, combined with an increase in the mix of smartphones activated towards higher value devices versus the prior year.

Wireless Operating Expenses

The increase in cost of equipment for the three months ended December 31, 2012, compared to the corresponding period of 2011, was primarily the result of the increased number of smartphone sales to new customers and upgrades for existing customers. During the three months ended December 31, 2012, we activated and upgraded 33% more iPhones and 19% more smartphones overall than in the same period last year.

Total retention spending, including subsidies on handset upgrades, was $320 million in the three months ended December 31, 2012, compared to $251 million in the corresponding period of 2011. The increase primarily reflects a higher number of hardware upgrades by existing subscribers than during the same period last year combined with a shift in the mix of smartphones activated towards higher value devices.

The year-over-year decrease in other operating expenses for the three months ended December 31, 2012, excluding retention spending discussed above, was driven by efficiency gains resulting from cost management and productivity initiatives across various functions. Rogers continues to focus on implementing a program of cost reduction and efficiency improvement initiatives to manage the overall level of operating expenses.

Wireless Adjusted Operating Profit

The 3% year-over-year increase in adjusted operating profit and the 40.2% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for the three months ended December 31, 2012 primarily reflects the growth of network revenue in the period, coupled with cost management and efficiency improvements as discussed above.

Rogers Communications Inc.	7	Fourth Quarter 2012

CABLE

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue
Cable Television	$462	$473	(2)	$1,868	$1,878	(1)
Internet	263	238	11	998	926	8
Home Phone	122	118	3	477	478	-
Service revenue	847	829	2	3,343	3,282	2
Equipment sales	5	9	(44)	15	27	(44)
Total Cable operating revenue	852	838	2	3,358	3,309	1

Operating expenses
Cost of equipment	(6)	(10)	(40)	(20)	(29)	(31)
Other operating expenses	(425)	(425)	-	(1,733)	(1,731)	-
	(431)	(435)	(1)	(1,753)	(1,760)	-
Adjusted operating profit(1)	$421	$403	4	$1,605	$1,549	4

Adjusted operating profit margin(1)	49.4%	48.1%		47.8%	46.8%

Additions to PP&E	$259	$231	12	$832	$748	11

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Summarized Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands)	2012	2011	Chg	2012	2011	Chg

Cable homes passed	3,810	3,754	56	3,810	3,754	56

Television
Net losses	(25)	(6)	(19)	(83)	(14)	(69)
Total television subscribers	2,214	2,297	(83)	2,214	2,297	(83)

Digital cable
Households, net additions (losses)	(6)	10	(16)	(7)	39	(46)
Total digital cable households(1)	1,768	1,777	(9)	1,768	1,777	(9)

Cable high-speed Internet
Net additions	22	25	(3)	73	83	(10)
Total cable high-speed Internet subscribers(1)	1,864	1,793	71	1,864	1,793	71

Cable telephony lines
Net additions and migrations	10	8	2	23	45	(22)
Total cable telephony lines(1)	1,074	1,052	22	1,074	1,052	22

Total cable service units(2)
Net additions	7	27	(20)	13	114	(101)
Total cable service units	5,152	5,142	10	5,152	5,142	10

(1)

During the fourth quarter of 2012, we made internal adjustments which resulted in reductions of 2,000 Cable Internet subscribers, 2,000 digital cable households and 1,000 cable telephony lines. These adjustments are not reflected in net additions, but are reflected in the ending total balance for the three and twelve months ended December 31, 2012.

(2)	Total cable service units are comprised of television subscribers, Internet subscribers and telephony lines.

Cable Television Revenue

Cable Television revenue decreased for the three months ended December 31, 2012, compared to the corresponding period of 2011, mainly from the 4% year-over-year decline in basic television customers combined with the impact of promotional and retention pricing activity associated with heightened IPTV competitive activity, partially offset by pricing changes made in March 2012.

Our digital cable subscriber base represents 80% of our total television subscriber base as at December 31, 2012, compared to 77% as at December 31, 2011. A larger selection of digital content, video on-demand, HDTV and PVR equipment continues to contribute to the increasing penetration of the digital subscriber base as a percentage of our total television subscriber base.

Rogers Communications Inc.	8	Fourth Quarter 2012

In the first quarter of 2012, Cable began an initiative to convert many of the remaining analog cable customer outlets onto its digital cable platform. This migration, which will continue during 2013, will enable the reclamation of significant amounts of network capacity and reduce network operating and maintenance costs going forward. The migration entails incremental PP&E and operating costs as each of the remaining analog homes are fitted with digital converters and various analog filtering equipment is removed.

Internet Revenue

The year-over-year increase in Internet revenue for the three months ended December 31, 2012 reflects the increase in our Internet subscriber base, combined with a general movement to higher end speed and usage tiers combined with Internet service pricing changes made during the previous twelve months.

With our high-speed Internet customer base at 1.9 million subscribers, Internet penetration is approximately 49% of the homes passed by our cable network and 84% of our television subscriber base as at December 31, 2012, compared to Internet penetration of approximately 48% of the homes passed by our cable network and 78% of our television subscriber base as at December 31, 2011.

Cable Internet and Home Phone subscribers and revenue include an increasing number of small business customers, which generally have fewer than 24 phone lines, that Cable has attached to its network in addition to the residences traditionally passed by Cable’s network.

Home Phone Revenue

The increase in Home Phone revenues for the three months ended December 31, 2012, compared to the corresponding period of 2011, reflects the increase in the customer base.

Home Phone lines in service grew 2% from December 31, 2011 to December 31, 2012 and now represent 28% of the homes passed by our cable network and 49% of television subscribers, compared to 28% of the homes passed by our cable network and 46% of television subscribers at December 31, 2011.

Cable Operating Expenses

Cable’s operating expenses remained flat for the three months ended December 31, 2012, compared to the corresponding period of 2011, due to cost reductions and efficiency initiatives across various functions and lower new subscriber additions, partially offset by incremental retention costs and costs associated with the analog to digital conversion discussed above. Cable continues to focus on implementing a program of cost reduction and efficiency improvement initiatives to manage the overall level of operating expenses.

Cable Adjusted Operating Profit

The year-over-year increase in adjusted operating profit for the three months ended December 31, 2012, compared to the corresponding period of 2011, was driven by the revenue increases resulting in expanded adjusted operating profit margin of 49.4% for the three months ended December 31, 2012, compared to 48.1% in the corresponding period of 2011.

Rogers Communications Inc.	9	Fourth Quarter 2012

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue
Next generation	$43	$34	26	$162	$128	27
Legacy	43	57	(25)	183	271	(32)
Service revenue	86	91	(5)	345	399	(14)
Equipment sales	2	2	-	6	6	-
Total RBS operating revenue	88	93	(5)	351	405	(13)

Operating expenses	(61)	(73)	(16)	(262)	(319)	(18)
Adjusted operating profit(1)	$27	$20	35	$89	$86	3

Adjusted operating profit margin(1)	30.7%	21.5%		25.4%	21.2%

Additions to PP&E	$16	$13	23	$61	$55	11

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

RBS Revenue

The decrease in RBS revenue for the three months ended December 31, 2012, compared to the corresponding period of 2011, primarily reflects the planned decline in certain categories of our lower margin and primarily off-net legacy business, offset by the growth in our next generation IP and other on-net services business. RBS’ focus is primarily on IP-based services and increasingly on leveraging higher margin on-net and near-net revenue opportunities, utilizing existing network facilities to expand offerings to the medium-sized enterprise, public sector and carrier markets. Revenue from the declining lower margin off-net legacy business generally includes long-distance, local and certain legacy data services. In contrast, revenue from the higher margin next generation business continues to grow, due to growth in customers and additional services sold to existing customers, and now represents 50% of total RBS service revenue.

RBS Operating Expenses

Operating expenses decreased for the three months ended December 31, 2012, compared to the corresponding period in 2011. This reflects a planned decrease in the legacy service-related costs due to lower volumes and customer levels, as well as ongoing initiatives to improve costs and productivity. RBS has continued to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

RBS Adjusted Operating Profit

The year-over-year increase in adjusted operating profit for the three months ended December 31, 2012, compared to the corresponding period in 2011, reflects cost efficiencies which more than offset the declines in revenue, and resulted in the increase of RBS’ adjusted operating profit margin to 30.7% from 21.5%. Margin increases also reflect the increasing share of the RBS business derived from higher margin next generation services, which is consistent with RBS’ strategy.

Rogers Communications Inc.	10	Fourth Quarter 2012

MEDIA

Summarized Media Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue	$434	$428	1	$1,620	$1,611	1

Operating expenses	(359)	(384)	(7)	(1,430)	(1,431)	-
Adjusted operating profit(1)	$75	$44	70	$190	$180	6

Adjusted operating profit margin(1)	17.3%	10.3%		11.7%	11.2%

Additions to PP&E	$23	$31	(26)	$55	$61	(10)

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Media Revenue

Media revenue has increased 1% for the three months ended December 31, 2012 from the corresponding period of 2011, primarily driven by revenue growth on our Sports properties. Subscription revenue increased by 17%, due to the strength of the Sportsnet franchise and overall distribution growth on our other specialty channels. In addition, revenue in Sports Entertainment grew 44% as a result of increased revenue related to the baseball franchise and successful events at the Rogers Centre. These increases were partially offset by a continued soft advertising market across most industry sectors in the face of economic softness that created ongoing volatility in advertising revenue. The softness in the advertising market was intensified in this quarter by the advertising declines associated with the recently concluded NHL player lockout. Excluding the impact of the NHL player lockout, total Media revenues would have grown at a faster rate than the 1% reported.

Media Operating Expenses

The decrease in Media’s operating expenses for the three months ended December 31, 2012, compared to the corresponding period of 2011, is primarily due to cost containment efforts and lower sports programming costs associated with the NHL player lockout as no NHL games were produced or aired in 2012 relating to the 2012-2013 season.

Media Adjusted Operating Profit

The increase in Media’s adjusted operating profit for the three months ended December 31, 2012, compared to the corresponding period of 2011, primarily reflects the revenue and expense changes discussed above, including an estimated $30 million net positive impact from the NHL player lockout.

Other Media Developments

In October 2012, Media completed the purchase of 100% of the outstanding shares of Score Media Inc. for $167 million. The shares of Score Media were transferred to an interim CRTC-approved trust which is responsible for the independent management of the business in the normal course of operations until CRTC final approval is obtained, at which point control over the Score Media business will transfer to Rogers. Score Media owns theScore Television Network, a national specialty TV service providing sports news, information, highlights and live event programming across Canada. Upon final regulatory approval, which is anticipated in the first half of 2013, Rogers will wholly own and control theScore Television Network and its related television assets and expects to rebrand the service under the Sportsnet brand.

In December 2012, Media received approval from the CRTC to acquire Metro14 Montreal. The transaction closed in early February 2013 and the station was re-launched as City Montreal in this key Quebec market. With the acquisitions and agreements put in place during 2012, City’s reach has increased by more than 20% to over 80% of Canadian households.

The Toronto Blue Jays made several off-season all-star calibre player acquisitions and a series of other moves which provide the team with significantly enhanced depth. The 2012 season demonstrated a renewed appetite for baseball in the City of Toronto, which was apparent in the growth of ticket and merchandise sales, as well as audience viewing. The growing revenue enables these additional investments which are

Rogers Communications Inc.	11	Fourth Quarter 2012

consistent with Rogers Media’s sports-focused strategy to significantly improve game attendance, merchandising and Sportsnet ratings.

ADDITIONS TO PP&E

The additions to PP&E for the three and twelve months ended December 31, 2012 are described below:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2012	2011	% Chg	2012	2011	% Chg

Additions to PP&E
Wireless	$386	$347	11	$1,123	$1,192	(6)
Cable	259	231	12	832	748	11
RBS	16	13	23	61	55	11
Media	23	31	(26)	55	61	(10)
Corporate	23	31	(26)	71	71	-
Total additions to PP&E	$707	$653	8	$2,142	$2,127	1

Wireless Additions to PP&E

Wireless additions to PP&E increased by $39 million for the three months ended December 31, 2012, compared to corresponding period in 2011. This was attributable to the continued deployment of our LTE network, upgrades to the network to improve the LTE and HSPA+ user experience and initiatives to improve network reliability and service platforms.

Cable Additions to PP&E

Cable additions to PP&E increased by $28 million for the three months ended December 31, 2012 compared to corresponding period in 2011. This was driven by continued investments in the cable network to enhance the customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and on-demand services to be added. Higher analog to digital subscriber migration activity and investments in customer premise equipment due to the continued roll out of Next Box 2.0 set-top boxes also contributed to the increase in additions to PP&E.

RBS Additions to PP&E

The increase in RBS PP&E additions for the three months ended December 31, 2012, compared to the corresponding period of 2011, resulted from the timing of expenditures on customer specific network expansions and support capital.

Media Additions to PP&E

Media’s PP&E additions during the three months ended December 31, 2012 reflect expenditures on digital and broadcast systems, as well as planned upgrades for Sports Entertainment facilities.

Rogers Communications Inc.	12	Fourth Quarter 2012

CONSOLIDATED ANALYSIS

We review the results of the following items below adjusted operating profit on a consolidated basis.

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2012	2011	% Chg	2012	2011	% Chg

Adjusted operating profit(1)	$1,176	$1,101	7	$4,834	$4,739	2
Stock-based compensation expense	(57)	(34)	68	(77)	(64)	20
Integration, restructuring and acquisition expenses	(10)	(20)	(50)	(92)	(56)	64
Settlement of pension obligations	-	-	n/m	-	(11)	n/m
Operating profit(1)	1,109	1,047	6	4,665	4,608	1
Depreciation and amortization	(453)	(454)	-	(1,819)	(1,743)	4
Impairment of assets	(80)	-	n/m	(80)	-	n/m
Operating income	576	593	(3)	2,766	2,865	(3)
Finance costs	(176)	(158)	11	(664)	(738)	(10)
Share of the income of associates and joint ventures	237	3	n/m	235	7	n/m
Other income (loss), net	4	(6)	n/m	15	1	n/m
Income tax expense	(112)	(97)	15	(620)	(545)	14
Net income from continuing operations	529	335	58	1,732	1,590	9
Loss from discontinued operations	-	(8)	n/m	(32)	(27)	19
Net income	$529	$327	62	$1,700	$1,563	9

(1)	See the section “Key Performance Indicators and Non-GAAP Measures”.

Adjusted Operating Profit

Of the $75 million year-over-year increase in our consolidated adjusted operating profit, for the three months ended December 31, 2012, Wireless contributed $17 million, Cable contributed $18 million, RBS contributed $7 million, and Media contributed $31 million and remaining $2 million from corporate items and intercompany eliminations. The increases at Wireless and Cable are due to the revenue growth combined with cost efficiencies, and Media includes an estimated $30 million net positive impact from the NHL player lockout. Excluding the impact of the NHL player lockout, consolidated adjusted operating profit would have grown by approximately 4%, versus 7% as reported. For discussions of the results of operations of each of these segments, refer to the respective segment discussions above.

Stock-based Compensation

During the three months ended December 31, 2012, stock-based compensation expense increased to $57 million, compared to $34 million in the corresponding period of 2011, mainly related to the stock price increase of $5.36 in the period. The expense in a given period is generally determined by the number of vested options and units, valued at the current market price. In the three months ended December 31, 2012, approximately $47 million of the expense was related to the change in market value of RCI stock compared to September 30, 2012.

Integration, Restructuring and Acquisition Expenses

During the three months ended December 31, 2012, we incurred $10 million of integration, restructuring and acquisition expenses related to severance costs associated with the restructuring of our employee.

Depreciation and Amortization Expense

Depreciation remained relatively flat for the three months ended December 31, 2012, compared to the corresponding period of 2011. This reflects an increase in depreciation on PP&E that is largely related to the acceleration of depreciation on certain network transmission assets and the timing of readiness of certain network and system initiatives, including the launch of our LTE network in various municipalities, largely offset by a decrease in depreciation expense due to an increase in the estimated useful life made in July 2012 of certain network and information technology assets. During the third quarter, we reviewed all depreciation rates and this review resulted in changes in estimates of useful lives of certain assets. The impact of these changes are accounted prospectively and resulted in a net decrease of depreciation expense of approximately $45 million for the three months ended December 31, 2012.

Rogers Communications Inc.	13	Fourth Quarter 2012

Impairment of Assets

During the three months ended December 31, 2012, we recorded an $80 million impairment charge in the Media segment, consisting of $67 million in goodwill, $8 million in broadcast licences and $5 million in program rights. The recoverable amounts of the cash generating units declined in 2012 primarily due to the weakening of advertising revenue in certain markets.

Finance Costs

Finance costs can be broken down into these items:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2012	2011	% Chg	2012	2011	% Chg
Interest on long-term debt	$(177)	$(169)	5	$(691)	$(668)	3
Loss on repayment of long-term debt	-	-	n/m	-	(99)	n/m
Foreign exchange (loss) gain	(4)	12	n/m	9	(6)	n/m
Change in fair value of derivative instruments	4	(9)	n/m	(1)	14	n/m
Capitalized interest	4	10	(60)	28	29	(3)
Other	(3)	(2)	50	(9)	(8)	13
Total finance costs	$(176)	$(158)	11	$(664)	$(738)	(10)

The increase in interest expense of $8 million for the three months ended December 31, 2012, compared to the corresponding period of 2011, reflects an increase in the amount of debt, partially offset by a decrease in the weighted-average interest rate. See the section “Overview of Liquidity, Financing and Share Capital Activities” for more information on debt and related interest.

During the three months ended December 31, 2012, the Canadian dollar weakened by 1.2 cents versus the U.S. dollar, resulting in a foreign exchange loss of $4 million, primarily related to the US$350 million Senior Notes due 2038, for which the associated cross currency interest rate exchange agreements (“Debt Derivatives”) have not been designated as hedges for accounting purposes. Much of this foreign exchange loss is offset by the coincident change in the fair value of the associated Debt Derivatives as discussed below. During the three months ended December 31, 2011, the Canadian dollar strengthened by 3.1 cents, versus the U.S. dollar, resulting in a foreign exchange gain of $12 million, also primarily related to the US$350 million Senior Notes due 2038 for which the associated Debt Derivatives have not been designated as hedges for accounting purposes.

The change in the fair value of derivative instruments gain of $4 million in the three months ended December 31, 2012 was primarily the result of (i) a non-cash gain for the three months ended December 31, 2012 on the change in fair value of the Debt Derivatives hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes, and (ii) a non-cash loss for the three months ended December 31, 2012 pertaining to an estimate of the relative hedge ineffectiveness of Debt Derivatives which have been designated as hedges for accounting.

Share of the Income of Associates and Joint Ventures

During the three months ended December 31, 2012, Rogers recorded income from associates and joint ventures of $237 million. In the quarter, we acquired 2500 MHz spectrum from Inukshuk, a 50% owned joint venture. As a result, a gain of $233 million was recorded, being the portion of the gain that related to the spectrum licences sold to the other non-related venturer. The remaining income of $4 million was primarily due to gains from our equity interest in various investments, offset by the equity loss in Maple Leafs Sports and Entertainment (“MLSE”).

Rogers Communications Inc.	14	Fourth Quarter 2012

Income Tax Expense

Our effective income tax rate for the three months ended December 31, 2012 was 17.5%, compared to 22.5% for the corresponding period of 2011. The rate for the three month period differed from the 2012 statutory income tax rate of 26.4% primarily due to the realization of capital gains, only 50% of which are taxable, and the utilization of losses that were not previously recognized. Below is a table reconciling statutory and effective tax rates:

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars, except tax rate)	2012	2011	2012	2011

Statutory income tax rate	26.4%	28.0%	26.4%	28.0%

Income before income taxes	$641	$432	$2,352	$2,135

Computed income tax expense	$169	$121	$621	$598
Increase (decrease) in income taxes resulting from:
Recognition of previously unrecognized deferred tax assets	(22)	(8)	(22)	(12)
Non-taxable portion of capital gains	(61)	-	(61)	-
Revaluation of deferred tax balances due to legislative changes	-	(28)	54	(28)
Tax rate differential on origination and reversal of temporary differences	-	(2)	-	(31)
Impairment on goodwill and intangible assets	11	-	11	-
Stock-based compensation	10	2	9	4
Other items	5	12	8	14
Income tax expense	$112	$97	$620	$545
Effective income tax rate	17.5%	22.5%	26.4%	25.5%

For the three months ended December 31, 2012, our income taxes paid were $257 million, compared to $82 million for the three months ended December 31, 2011. We utilized substantially all of our remaining non-capital income tax loss carryforwards in 2012 and a significant portion of our total current tax liability for the year was paid in the current quarter. In addition, legislative changes to eliminate the deferral of partnership income took effect late in 2011. This legislative change will temporarily accelerate our total cash tax payments as the payment of approximately $700 million of previously deferred cash taxes are accelerated and paid over a five year period, commencing in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. For these reasons, our cash tax payments for the 2012 fiscal year increased significantly from 2011 levels and are currently expected to increase further in 2013 as detailed in our 2013 Financial Guidance. While both the depletion of loss carryforwards and the elimination of the partnership deferral impact the timing of cash tax payments, they are not expected to materially affect our income tax expense for accounting purposes. See the section “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Rogers Communications Inc.	15	Fourth Quarter 2012

Net Income from Continuing Operations and Adjusted Net Income

The table below reconciles net income from continuing operations to adjusted net income:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2012	2011	% Chg	2012	2011	% Chg

Net income from continuing operations	$529	$335	58	$1,732	$1,590	9
Loss from discontinued operations	-	(8)	n/m	(32)	(27)	19
Net income	529	327	62	1,700	1,563	9

Basic earnings per share - continuing operations	$1.03	$0.63	63	$3.34	$2.93	14
Diluted earnings per share - continuing operations	1.02	0.63	62	3.32	2.91	14

Basic earnings per share	1.03	0.61	69	3.28	2.88	14
Diluted earnings per share	1.02	0.61	67	3.26	2.86	14

Net income from continuing operations	$529	$335	58	$1,732	$1,590	9
Add (deduct):
Stock-based compensation expense	57	34	68	77	64	20
Integration, restructuring and acquisition expenses	10	20	(50)	92	56	64
Settlement of pension obligations	-	-	n/m	-	11	n/m
Loss on repayment of long-term debt	-	-	n/m	-	99	n/m
Impairment of assets	80	-	n/m	80	-	n/m
Gain on spectrum distribution	(233)	-	n/m	(233)	-	n/m
Income tax impact of above items	12	(11)	n/m	(14)	(56)	(75)
Income tax adjustment, legislative tax change	-	(28)	n/m	54	(28)	n/m
Adjusted net income(1)	$455	$350	30	$1,788	$1,736	3

Adjusted basic earnings per share(1)	$0.88	$0.66	33	$3.45	$3.20	8
Adjusted diluted earnings per share(1)	0.88	0.66	33	3.43	3.17	8

(1)	See the section “Key Performance Indicators and Non-GAAP Measures”.

We recorded net income from continuing operations of $529 million for the three months ended December 31, 2012, basic earnings per share of $1.03 and diluted earnings per share of $1.02, compared to net income of $335 million, or basic and diluted earnings per share of $0.63, for the corresponding period of 2011. See the section “Key Performance Indicators and Non-GAAP Measures”.

On an adjusted basis, we recorded net income of $455 million, an increase of 30% for the three months ended December 31, 2012, compared to the corresponding period of 2011, and basic and diluted adjusted earnings per share of $0.88, an increase of 33% compared to the corresponding period of 2011. The increase in adjusted earnings per share is due to the increase in adjusted operating profits and various tax planning savings in the quarter.

Pre-tax Free Cash Flow

The year-over-year increase in our consolidated pre-tax cash flow, for the three months ended December 31, 2012, is primarily attributed to 7% growth of adjusted operating profit, partially offset by higher additions to PP&E.

Pre-tax free cash flow is defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization). For details on the determination of pre-tax free cash flow, which is a non-GAAP measure, see the section titled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	16	Fourth Quarter 2012

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2012	2011	% Chg	2012	2011	% Chg
Cash provided by operating activities	$668	$1,025	(35)	$3,421	$3,791	(10)

Less:

Cash used in investing activities	(710)	(626)	13	(2,834)	(2,831)	-

Cash used in financing activities	(204)	(432)	(53)	(317)	(972)	(67)

Change in cash and cash equivalents	$(246)	$(33)	n/m	$270	$(12)	n/m

Cash provided by Operating Activities

For the three months ended December 31, 2012, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,158 million from $1,094 million in the corresponding period of 2011. Taking into account the changes in non-cash operating working capital items, income taxes paid and interest paid for the three months ended December 31, 2012, cash generated from operations was $668 million, compared to $1,025 million in the corresponding period of 2011. The increase in non-cash working capital and other items for the three months ended December 31, 2012 primarily include the following:

•

non-cash working capital items of $108 million includes an increase of $151 million in accounts receivable and other assets offset by an increase of $44 million in accounts payable and unearned revenue; and

•

income taxes paid of $257 million have increased by $175 million compared to the same period in 2011, reflecting the utilization of substantially all of our remaining income tax loss carryforwards in 2012.

Cash Used in Investing Activities

Cash used in investing activities in the three months ended December 31, 2012 was $710 million, compared to $626 million in the same period in 2011, primarily as a result of:

•	additions to PP&E of $522 million, including $185 million of related changes in non-cash working capital;

•	investment of $167 million relating to the acquisition of Score Media; and

•	payments for program rights and other investments of $21 million.

Cash Used in Financing Activities

Cash used in financing activities during the three months ended December 31, 2012 was $204 million, comprising dividends paid. This compares to $432 million in the same period in 2011, which was comprised of dividends paid of $190 million, shares repurchased of $374 million and net financing proceeds of $132 million.

Taking into account the opening cash of $459 million at the beginning of the three months ended December 31, 2012, and the activities described above, the cash and cash equivalents balance at December 31, 2012 was $213 million.

Financing

Our long-term debt instruments are described in detail in Note 17 and Note 19 to our 2012 Annual Audited Consolidated Financial Statements, which will be filed with securities regulators in late February 2013.

Rogers Communications Inc.	17	Fourth Quarter 2012

Cash and Available Liquidity Under Our Bank Credit Facility

At December 31, 2012, there were no advances outstanding under our $2.0 billion bank credit facility, and our cash and cash equivalents were $213 million which, together with the committed funding available under the accounts receivable securitization program discussed below, provides for $3.1 billion of available liquidity.

Accounts Receivable Securitization Program

On December 31, 2012 we entered into an accounts receivable securitization program which will enable us to sell certain trade receivables into the program with the proceeds recorded in current liabilities as revolving floating rate loans of up to $900 million, secured by those trade receivables. We will continue to service these accounts receivables and they will continue to be recorded in current assets on our Statement of Financial Position.

The terms of the Company’s accounts receivable securitization program are committed until its expiry on December 31, 2015 and the initial funding was received on January 14, 2013, subsequent to the 2012 year-end. The buyer’s interest in these trade receivables ranks ahead of the Company’s interest. From month to month over the term of the securitization program, the buyer will reinvest the amounts collected from these receivables by buying additional interests in certain of the Company’s trade receivables. The buyer of the Company’s trade receivables has no further claim on any of our other assets.

Normal Course Issuer Bid

In February 2013, RCI filed a notice with the TSX of our intention to renew our NCIB for our Class B Non-Voting shares for a further one-year period. Subject to acceptance by the TSX, the TSX notice provides that RCI may, during the twelve-month period commencing February 25, 2013 and ending February 24, 2014, purchase on the TSX, the NYSE and/or alternate trading systems up to the lesser of 35.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under NCIB for an aggregate purchase price of $500 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases under the NCIB will be determined by management considering market conditions, stock prices, our cash position and other factors.

Interest Rate and Foreign Exchange Management

Foreign Currency Forward Contracts

As at December 31, 2012, U.S. $380 million of foreign exchange currency forward contracts used to hedge the foreign exchange risk on certain forecast expenditures (“Expenditure Derivatives”, and together with Debt Derivatives, “Derivatives”) remained outstanding. All of the Expenditure Derivatives qualify and have been designated as hedges for accounting purposes. The Expenditure Derivatives fix the exchange rate on an aggregate U.S. $20 million per month of our forecast expenditures at an average rate of Cdn $0.9643/US $1 to July 2014. An aggregate U.S. $60 million of the Expenditure Derivatives were settled in the quarter ended December 31, 2012 for Cdn $58 million.

Economic Hedge Analysis

During the three months ended December 31, 2012, there was no change in our U.S. dollar-denominated debt or in our Debt Derivatives. On December 31, 2012, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 91.7% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Debt Derivatives hedging our U.S. $350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Debt Derivatives hedging our U.S. dollar-denominated debt, whether or not they qualify as hedges for accounting purposes. All Debt Derivatives are used for risk-management purposes only. The Canadian dollar equivalent of our U.S. dollar-denominated long-term debt illustrated in the table below reflects the contracted foreign exchange rate for all of our Debt Derivatives, regardless of qualifications for accounting purposes as a hedge.

Rogers Communications Inc.	18	Fourth Quarter 2012

(In millions of dollars, except percentages)	December 31, 2012		December 31, 2011

U.S. dollar-denominated long-term debt	U.S.	$4,230	U.S.	$4,230
Hedged with Debt Derivatives	U.S.	$4,230	U.S.	$4,230
Hedged exchange rate		1.1340		1.1340
Percent hedged(1)		100.0%		100.0%

Amount of long-term debt at fixed rates:(2)
Total long-term debt	Cdn	$11,447	Cdn	$10,597
Total long-term debt at fixed rates	Cdn	$11,447	Cdn	$10,347
Percent of long-term debt fixed		100.0%		97.6%

Weighted average interest rate on long-term debt		6.06%		6.22%

(1)

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on December 31, 2012 and December 31, 2011, RCI accounted for 91.7% of its Debt Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, on December 31, 2012, 91.7% of U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Debt Derivatives.

Mark-to-Market Value of Derivatives

In accordance with IFRS, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation using treasury-related discount rates together with an estimated bond spread for the relevant term and counterparty for each Derivative. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties. At December 31, 2012, details of the derivative instruments net liability are as follows:

(In millions of dollars)	U.S. $ notional	Exchange rate	Cdn $ notional	Fair value
Debt Derivatives accounted for as cash flow hedges:
As assets	$1,600	1.0252	$1,640	$34
As liabilities	2,280	1.2270	2,798	(561)

Debt Derivatives not accounted for as hedges:
As assets	350	1.0258	359	3
Net mark-to-market liability Debt Derivatives				(524)

Expenditure Derivatives accounted for as cash flow hedges:
As assets	380	0.9643	366	13

Net mark-to-market liability				(511)

Long-term Debt Plus Net Debt Derivative Liabilities

The aggregate of our long-term debt plus net Debt Derivatives liabilities at the estimated credit-adjusted mark-to-market valuation is calculated as follows:

(In millions of dollars)	December 31, 2012	December 31, 2011

Long-term debt(1)	$10,858	$10,102
Net derivative liabilities for Debt Derivatives(2)	$524	$499

Total	$11,382	$10,601

(1)	Before deducting fair value decrement arising from purchase accounting and deferred transaction costs.
(2)	Includes current and long-term portions.

Rogers Communications Inc.	19	Fourth Quarter 2012

Outstanding Common Share Data

Set out below is our outstanding common share data as at December 31, 2012 and at December 31, 2011.

	December 31, 2012	December 31, 2011
Common shares(1)
Class A Voting	112,462,014	112,462,014
Class B Non-Voting	402,788,156	412,395,406
Total common shares	515,250,170	524,857,420

Options to purchase Class B Non-Voting shares
Outstanding options	8,734,028	10,689,099
Outstanding options exercisable	4,638,496	5,716,945

(1)

Holders of RCI’s Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

In February 2013, Rogers’ Board of Directors approved an annualized dividend rate of $1.74 per Class A Voting and Class B Non-Voting share, effective immediately, to be paid in quarterly amounts of $0.435. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto. This follows the increase to our annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting shares in February 2012.

We have declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares during the past two years, as follows:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)

February 15, 2011	March 18, 2011	April 1, 2011	$0.355	$195
April 27, 2011	June 15, 2011	July 4, 2011	$0.355	$194
August 17, 2011	September 15, 2011	October 3, 2011	$0.355	$190
October 26, 2011	December 15, 2011	January 4, 2012	$0.355	$187

February 21, 2012	March 19, 2012	April 2, 2012	$0.395	$207
April 25, 2012	June 15, 2012	July 3, 2012	$0.395	$205
August 15, 2012	September 14, 2012	October 3, 2012	$0.395	$204
October 24, 2012	December 14, 2012	January 2, 2013	$0.395	$204

Rogers Communications Inc.	20	Fourth Quarter 2012

2013 FINANCIAL TARGETS

The following table outlines guidance ranges and assumptions for selected full year 2013 financial metrics. This information is forward-looking and should be read in conjunction with the section “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and the related disclosures, for the various economic, competitive, and regulatory assumptions and factors that could cause actual future financial and operating results to differ from those currently expected.

Full Year 2013 Guidance	2012		2013
(In millions of dollars)	Actual		Guidance

Consolidated Guidance
Adjusted operating profit(1)(6)	$4,834	$4,865	to	$5,050
Additions to PP&E(2)	2,142	2,150	to	2,250
Pre-tax free cash flow(3)(6)	2,029	2,030	to	2,090
Cash income taxes	380	650	to	700

Supplemental Details(4)	2012		2013
(In millions of dollars)	Actual		Range

Wireless
Network revenue	$6,719	$6,790	to	$6,960
Adjusted operating profit(1)	3,063	3,095	to	3,245

Cable
Revenue(5)(6)	$3,358	$3,390	to	$3,470
Adjusted operating profit(1)(6)	1,605	1,625	to	1,675

Media
Revenue(6)	$1,620	$1,690	to	$1,750
Adjusted operating profit(1)(6)	190	170	to	195

(1)	Excludes (i) stock-based compensation expense; and (ii) integration, restructuring and acquisition expenses.
(2)	Includes additions to Wireless, Cable, Media, RBS and Corporate PP&E expenditures.
(3)	Pre-tax free cash flow is defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization), and is not a defined term under IFRS.
(4)

This supplemental detail does not represent part of our formal 2013 guidance and is provided for informative purposes only. Any update over the course of 2013 would only be made to the consolidated level guidance ranges provided above.

(5)	Includes Cable Television, high-speed Internet and telephony services.
(6)	Assumes Mountain Cable and the Score close mid-year 2013.

Rogers Communications Inc.	21	Fourth Quarter 2012

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2011 Annual MD&A and this quarterly earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;

•	Subscriber counts and subscriber churn;

•	Operating expenses;

•	Cost of equipment sales;

•	Stock-based compensation expenses;

•	Integration, restructuring and acquisition expenses;

•	Operating profit or loss and related margin;

•	Adjusted operating profit or loss and related margin;

•	Adjusted net income;

•	Free cash flow;

•	Additions to PP&E; and

•	Long-term debt plus net derivative liabilities (assets).

Certain of the key performance indicators listed above are non-GAAP measures and are reconciled in the “Reconciliation of Financial Measures” section as follows.

Reconciliation of Financial Measures

Operating profit, free cash flow and the ‘adjusted’ amounts presented below are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. These measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures are also used by investors and lending institutions as an indicator of our operating performance, our ability to incur and service debt, and as a valuation metric. We have reconciled these non-GAAP measures to their most directly comparable measure calculated in accordance with IFRS in the table below.

The ‘adjusted’ amounts exclude (i) stock-based compensation expense; (ii) integration, restructuring and acquisition expenses; (iii) settlement of pension obligations; and (iv) in respect of net income and earnings per share, loss on the repayment of long-term debt, impairment of assets, and gain on spectrum distribution, the related income tax impact of the above amounts, and income tax charge due to legislative tax changes.

Rogers Communications Inc.	22	Fourth Quarter 2012

Calculation of Adjusted Operating Profit, Net Income, Earnings Per Share and Free Cash Flow

(In millions of dollars, except per share amounts;	Three months ended December 31,		Twelve months ended December 31,
number of shares outstanding in millions)	2012	2011	2012	2011

Operating income	$576	$593	$2,766	$2,865
Add:
Depreciation and amortization	453	454	1,819	1,743
Impairment of assets	80	-	80	-
Operating profit	$1,109	$1,047	$4,665	$4,608
Add (deduct):
Stock-based compensation expense	57	34	77	64
Integration, restructuring and acquisition expenses	10	20	92	56
Settlement of pension obligations	-	-	-	11
Adjusted operating profit	$1,176	$1,101	$4,834	$4,739

Net income from continuing operations	$529	$335	$1,732	$1,590
Add (deduct):
Stock-based compensation expense	57	34	77	64
Integration, restructuring and acquisition expenses	10	20	92	56
Settlement of pension obligations	-	-	-	11
Loss on repayment of long-term debt	-	-	-	99
Impairment of assets	80	-	80	-
Gain on spectrum distribution	(233)	-	(233)	-
Income tax impact of above items	12	(11)	(14)	(56)
Income tax adjustment, legislative tax change	-	(28)	54	(28)
Adjusted net income	$455	$350	$1,788	$1,736

Adjusted basic earnings per share:
Adjusted net income	$455	$350	$1,788	$1,736
Divided by: weighted average number of shares outstanding	515	531	519	543
Adjusted basic earnings per share	$0.88	$0.66	$3.45	$3.20

Adjusted diluted earnings per share:
Adjusted net income	$455	$350	$1,788	$1,736
Divided by: diluted weighted average number of shares outstanding	518	534	522	547
Adjusted diluted earnings per share	$0.88	$0.66	$3.43	$3.17

Basic earnings per share:
Net income from continuing operations	$529	$335	$1,732	$1,590
Net income	$529	$327	$1,700	$1,563
Divided by: weighted average number of shares outstanding	515	531	519	543
Basic earnings per share - continuing operations	$1.03	$0.63	$3.34	$2.93
Basic earnings per share	$1.03	$0.61	$3.28	$2.88

Diluted earnings per share:
Net income from continuing operations	$529	$335	$1,732	$1,590
Effect on net income of dilutive securities	-	-	-	-
Diluted net income from continuing operations	$529	$335	$1,732	$1,590

Net income	$529	$327	$1,700	$1,563
Effect on net income of dilutive securities	-	-	-	-
Diluted net income	$529	$327	$1,700	$1,563
Divided by: diluted weighted average number of shares outstanding	518	534	522	547
Diluted earnings per share - continuing operations	$1.02	$0.63	$3.32	$2.91
Diluted earnings per share	$1.02	$0.61	$3.26	$2.86

Free Cash Flow
Adjusted operating profit	$1,176	$1,101	$4,834	$4,739
Add (deduct):
PP&E expenditures	(707)	(653)	(2,142)	(2,127)
Interest on long-term debt, net of capitalization	(173)	(159)	(663)	(639)
Pre-tax free cash flow	296	289	2,029	1,973
Cash income taxes	(257)	(82)	(380)	(99)
After-tax free cash flow	$39	$207	$1,649	$1,874

Rogers Communications Inc.	23	Fourth Quarter 2012

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2012					2011
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1

Operating revenue
Wireless	$7,280	$1,920	$1,889	$1,765	$1,706	$7,138	$1,826	$1,832	$1,759	$1,721
Cable	3,358	852	838	843	825	3,309	838	826	832	813
RBS	351	88	86	90	87	405	93	96	100	116
Media	1,620	434	392	440	354	1,611	428	407	437	339
Corporate items and intercompany eliminations	(123)	(33)	(29)	(32)	(29)	(117)	(30)	(30)	(31)	(26)
Total operating revenue	12,486	3,261	3,176	3,106	2,943	12,346	3,155	3,131	3,097	2,963

Adjusted operating profit (loss)(1)
Wireless	3,063	687	843	796	737	3,036	670	815	761	790
Cable	1,605	421	403	403	378	1,549	403	367	397	382
RBS	89	27	22	22	18	86	20	19	21	26
Media	190	75	50	79	(14)	180	44	55	91	(10)
Corporate items and intercompany eliminations	(113)	(34)	(30)	(24)	(25)	(112)	(36)	(29)	(26)	(21)
Adjusted operating profit(1)	4,834	1,176	1,288	1,276	1,094	4,739	1,101	1,227	1,244	1,167
Stock-based compensation (expense) recovery	(77)	(57)	(26)	12	(6)	(64)	(34)	19	(41)	(8)
Integration, restructuring and acquisition expenses	(92)	(10)	(7)	(33)	(42)	(56)	(20)	(15)	(17)	(4)
Settlement of pension obligations	-	-	-	-	-	(11)	-	-	(11)	-
Operating profit(1)	4,665	1,109	1,255	1,255	1,046	4,608	1,047	1,231	1,175	1,155
Depreciation and amortization	(1,819)	(453)	(437)	(466)	(463)	(1,743)	(454)	(427)	(444)	(418)
Impairment of assets	(80)	(80)	-	-	-	-	-	-	-	-
Operating income	2,766	576	818	789	583	2,865	593	804	731	737
Finance costs	(664)	(176)	(169)	(159)	(160)	(738)	(158)	(146)	(166)	(268)
Share of income (loss) of associates and joint ventures	235	237	(8)	3	3	7	3	1	-	3
Other income (expense), net	15	4	2	4	5	1	(6)	-	5	2
Net income before income taxes	2,352	641	643	637	431	2,135	432	659	570	474
Income tax expense	(620)	(112)	(177)	(224)	(107)	(545)	(97)	(162)	(157)	(129)
Net income from continuing operations	$1,732	$529	$466	$413	$324	$1,590	$335	$497	$413	$345
Loss from discontinued operations	(32)	-	-	(13)	(19)	(27)	(8)	(6)	(3)	(10)
Net income	$1,700	$529	$466	$400	$305	$1,563	$327	$491	$410	$335

Earnings per share from continuing operations:
Basic	$3.34	$1.03	$0.90	$0.79	$0.62	$2.93	$0.63	$0.92	$0.76	$0.62
Diluted	$3.32	$1.02	$0.90	$0.77	$0.61	$2.91	$0.63	$0.88	$0.75	$0.62

Earnings per share:
Basic	$3.28	$1.03	$0.90	$0.77	$0.58	$2.88	$0.61	$0.91	$0.75	$0.60
Diluted	$3.26	$1.02	$0.90	$0.75	$0.57	$2.86	$0.61	$0.87	$0.74	$0.60

Net income	$1,700	$529	$466	$400	$305	$1,563	$327	$491	$410	$335
Loss from discontinued operations	32	-	-	13	19	27	8	6	3	10
Net income from continuing operations	$1,732	$529	$466	$413	$324	$1,590	$335	$497	$413	$345
Add (deduct):
Stock-based compensation expense (recovery)	77	57	26	(12)	6	64	34	(19)	41	8
Integration, restructuring and acquisition expenses	92	10	7	33	42	56	20	15	17	4
Settlement of pension obligations	-	-	-	-	-	11	-	-	11	-
Loss on repayment of long-term debt	-	-	-	-	-	99	-	-	-	99
Impairment of assets	80	80	-	-	-	-	-	-	-	-
Gain on spectrum distribution	(233)	(233)	-	-	-	-	-	-	-	-
Income tax impact of above items	(14)	12	(4)	(10)	(12)	(56)	(11)	(4)	(13)	(28)
Income tax adjustment, legislative tax change	54	-	-	54	-	(28)	(28)	-	-	-
Adjusted net income(1)	$1,788	$455	$495	$478	$360	$1,736	$350	$489	$469	$428

Adjusted earnings per share from continuing operations(1):
Basic	$3.45	$0.88	$0.96	$0.92	$0.69	$3.20	$0.66	$0.90	$0.86	$0.77
Diluted	$3.43	$0.88	$0.96	$0.91	$0.68	$3.17	$0.66	$0.90	$0.85	$0.77

Additions to PP&E	$2,142	$707	$528	$458	$449	$2,127	$653	$559	$520	$395
Pre-tax free cash flow	$2,029	$296	$589	$656	$488	$1,973	$289	$510	$564	$610

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	24	Fourth Quarter 2012

Rogers Communications Inc.

Unaudited Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011

Operating revenue	$3,261	$3,155	$12,486	$12,346

Operating expenses:
Operating costs	2,142	2,088	7,729	7,682
Integration, restructuring and acquisition costs	10	20	92	56
Depreciation and amortization	453	454	1,819	1,743
Impairment of assets	80	–	80	–

Operating income	576	593	2,766	2,865

Finance costs	(176)	(158)	(664)	(738)
Other income (expense), net	4	(6)	15	1
Share of the income of associates and joint ventures	237	3	235	7

Income before income taxes	641	432	2,352	2,135

Income tax expense	112	97	620	545
Net for the period from continuing operations	$529	$335	$1,732	$1,590
Loss from discontinued operations, net of tax	–	(8)	(32)	(27)
Net income	$529	$327	$1,700	$1,563

Earnings per share - basic:
Earnings per share from continuing operations	$1.03	$0.63	$3.34	$2.93
Loss per share from discontinued operations	–	(0.02)	(0.06)	(0.05)
Earnings per share	$1.03	$0.61	$3.28	$2.88

Earnings per share - diluted:
Earnings per share from continuing operations	$1.02	$0.63	$3.32	$2.91
Loss per share from discontinued operations	–	(0.02)	(0.06)	(0.05)
Earnings per share	$1.02	$0.61	$$3.26	$2.86

Rogers Communications Inc.	25	Fourth Quarter 2012

Rogers Communications Inc.

Unaudited Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	December 31, 2012	December 31, 2011

Assets

Current assets:
Cash and cash equivalents	$213	$–
Accounts receivable	1,536	1,574
Other current assets	464	322
Current portion of derivative instruments	8	16
	2,221	1,912

Property, plant and equipment	9,576	9,114
Goodwill	3,215	3,280
Intangible assets	2,951	2,721
Investments	1,484	1,107
Derivative instruments	42	64
Other long-term assets	98	134
Deferred tax assets	31	30
	$19,618	$18,362

Liabilities and Shareholders’ Equity

Current liabilities:
Bank advances	$–	$57
Accounts payable and accrued liabilities	2,135	2,085
Income tax payable	24	–
Current portion of provisions	7	35
Current portion of long-term debt	348	–
Current portion of derivative instruments	144	37
Unearned revenue	344	335
	3,002	2,549

Provisions	31	38
Long-term debt	10,441	10,034
Derivative instruments	417	503
Other long-term liabilities	458	276
Deferred tax liabilities	1,501	1,390
	15,850	14,790

Shareholders’ equity	3,768	3,572
	$19,618	$18,362

Rogers Communications Inc.	26	Fourth Quarter 2012

Rogers Communications Inc.

Unaudited Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011

Cash provided by (used in):

Operating activities:
Net income for the period	$529	$327	$1,700	$1,563
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	453	454	1,819	1,743
Impairment of assets	80	–	80	–
Program rights amortization	13	23	73	83
Finance costs	176	158	664	738
Income tax expense	112	95	610	535
Pension contributions, net of expense	(7)	(3)	(36)	(41)
Settlement of pension obligations	–	–	–	11
Stock-based compensation expense	57	34	77	64
Share of the income of associates and joint ventures	(237)	(3)	(235)	(7)
Other	(18)	9	(23)	9
	1,158	1,094	4,729	4,698
Change in non-cash operating working capital items	(108)	99	(248)	(169)
	1,050	1,193	4,481	4,529
Income taxes paid	(257)	(82)	(380)	(99)
Interest paid	(125)	(86)	(680)	(639)
	668	1,025	3,421	3,791

Investing activities:
Additions to property, plant and equipment (“PP&E”)	(707)	(653)	(2,142)	(2,127)
Change in non-cash working capital items related to PP&E	185	32	136	(89)
Acquisitions, net of cash and cash equivalents acquired	–	–	–	(532)
Investments	(167)	–	(707)	–
Additions to program rights	(23)	(6)	(90)	(56)
Other	2	1	(31)	(27)
	(710)	(626)	(2,834)	(2,831)

Financing activities:
Issuance of long-term debt	–	450	2,090	4,100
Repayment of long-term debt	–	(320)	(1,240)	(2,802)
Premium on repayment of long-term debt	–	–	–	(76)
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	–	–	–	(1,208)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	–	–	–	878
Transaction costs incurred related to long-term debt	–	–	(14)	(10)
Repurchase of Class B Non-Voting shares	–	(374)	(350)	(1,099)
Proceeds received on exercise of stock options	–	2	–	3
Dividends paid	(204)	(190)	(803)	(758)
	(204)	(432)	(317)	(972)

Change in cash and cash equivalents	(246)	(33)	270	(12)

Cash and cash equivalents, beginning of period	459	(24)	(57)	(45)

Cash and cash equivalents, end of period	$213	$(57)	$213	$(57)

The change in non-cash operating working capital items is as follows:
Accounts receivable	$(101)	$(117)	$15	$(86)
Other current assets	(51)	57	(131)	(33)
Accounts payable and accrued liabilities	10	153	(140)	(46)
Unearned revenue	34	6	8	(4)
	$(108)	$99	$(248)	(169)

Rogers Communications Inc.	27	Fourth Quarter 2012

SUPPLEMENTARY INFORMATION

Investments

	December 31, 2012	December 31, 2011
	Carrying	Carrying
	value	value
Publicly traded companies	$624	$850
Private companies	231	36
Investments in joint ventures and associates	629	221
	$1,484	$1,107

Long-term Debt

	Due date	Principal amount		Interest rate	December 31, 2012	December 31, 2011

Bank credit facility				Floating	$–	$250
Senior Notes	2013	$	U.S. 350	6.25%	348	356
Senior Notes	2014		U.S. 750	6.375%	746	763
Senior Notes	2014		U.S. 350	5.50%	348	356
Senior Notes	2015		U.S. 550	7.50%	547	559
Senior Notes	2015		U.S. 280	6.75%	279	285
Senior Notes	2016		1,000	5.80%	1,000	1,000
Senior Notes	2017		500	3.00%	500	–
Senior Notes	2018		U.S. 1,400	6.80%	1,393	1,424
Senior Notes	2019		500	5.38%	500	500
Senior Notes	2020		900	4.70%	900	900
Senior Notes	2021		1,450	5.34%	1,450	1,450
Senior Notes	2022		600	4.00%	600	–
Senior Debentures	2032		U.S. 200	8.75%	199	203
Senior Notes	2038		U.S. 350	7.50%	348	356
Senior Notes	2039		500	6.68%	500	500
Senior Notes	2040		800	6.11%	800	800
Senior Notes	2041		400	6.56%	400	400
					10,858	10,102

Fair value decrement arising from purchase accounting					(1)	(4)

Deferred transaction costs and discounts					(68)	(64)

Less current portion					(348)	–
					$10,441	$10,034

Rogers Communications Inc.	28	Fourth Quarter 2012

Audited Full Year 2012 Financial Statements

In the next few weeks, we intend to file with securities regulators in Canada and the U.S. our Audited Annual Consolidated Financial Statements and Notes thereto for the year ended December 31, 2012 and MD&A in respect of such annual financial statements. Notification of such filings will be made by a press release and such statements will be made available on the rogers.com/investors, sedar.com and sec.gov websites or upon request.

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This earnings release includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning, among other things our business, its operations and its financial performance and condition approved by management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, adjusted operating profit, property plant and equipment expenditures, cash income tax payments, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on estimates and other factors and expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time applied, but may prove to be incorrect, including, but not limited to: general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth, usage and churn rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumptions, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: new interpretations and new accounting standards from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities.

Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the “Operating Environment” section of our 2011 Annual MD&A, including the section “Risks and Uncertainties Affecting Our Businesses”. Our annual and

Rogers Communications Inc.	29	Fourth Quarter 2012

quarterly reports can be found online at rogers.com/investors, sedar.com and sec.gov or are available directly from Rogers.

About Rogers Communications Inc.

Rogers Communications is a diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Dan R. Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contact

Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results teleconference with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:30 a.m. ET today, February 15, 2013. A rebroadcast of this teleconference will be available on the Events and Presentations page of Rogers’ Investor Relations website, rogers.com/investors, for a period of at least two weeks following the teleconference.

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Rogers Communications Inc.	30	Fourth Quarter 2012